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                                                                 Exhibit 2.1

                        ASSET PURCHASE AND SALE AGREEMENT

         THIS ASSET PURCHASE AND SALE AGREEMENT (the "Agreement") is entered into as of July 9, 1996, by and between Metal Management, Inc., a Delaware corporation (the "Seller"), and Mannesmann Tally Corporation, a New York corporation (the "Buyer").

                                    RECITALS

         The Seller, through its Spectra*Star Division (the "Division"), designs, manufactures, markets and sells color printers, spare parts and related supplies and provides services related thereto (the "Business"); and

         Seller desires to sell, and Buyer desires to purchase, substantially all of the assets of the Division pertaining to the Business on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1.       PURCHASE AND SALE OF ASSETS

         1.1 Purchase and Sale. Seller shall sell, assign and deliver to Buyer on the Closing Date (as defined in Section 4 below) all of its right, title and interest in the following assets of the Division (collectively, the "Assets"):

                  (a) All of the Division's inventory of color printers, spare parts and supplies related to the Business (the "Inventory");

                  (b) The Division's test equipment and office furniture related to the Business (as described in Section 2.3);

                  (c) All trade names, trademarks (including the "Spectra Star" trademark), marketing rights, copyrights, licenses, technology, designs and know-how related to the Business;

                  (d) All goodwill associated with the Business of the Division;

                  (e) All rights, benefits and interests of Division under any contracts, agreements, commitments, understandings, purchase orders, sales orders, licenses, documents and instruments related to the Business;

                  (f) All approvals, authorizations, consents, licenses, permits, tariffs, orders and other registrations of any federal, state or local court or other governmental department, commission,

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board, bureau, agency or instrumentality held by Division and required for the conduct of the Business; and

                  (g) All operating data and records relating solely to the Business, including without limitation customer lists, financial, accounting and credit records, correspondence, budgets, engineering, production and service records and other similar documents and records. It is understood that many of the operating data and records relating to the Business relate both to the Assets and to the Excluded Assets and that any such common records are being retained by Seller and made available to Buyer in accordance with Section 8.8.

         The Assets include all of the assets listed on Schedule 1.1.

         1.2      Excluded Assets.  The Assets do not include:

                  (a) Corporate Documents. Seller's and the Division's corporate seal, minute books, charter documents and corporate stock record books;

                  (b) Receivables. The Division's accounts receivables; and

                  (c) Other Assets. The assets, properties and rights identified on Schedule 1.2, if any.

         1.3 Assumption of Obligations and Liabilities. At the Closing and subject to the terms and provisions of this Agreement, the Buyer shall assume all and agree to pay, perform and discharge all liabilities and obligations of Seller in respect of the contracts, licenses, and instruments so listed in
Schedule 1.3 to the extent that the contracts, licenses and instruments are effectively assigned to the Buyer pursuant to this Agreement.

         1.4 No Assumption of Liabilities. Seller shall transfer the Assets to Buyer free of all liabilities, obligations, liens and encumbrances. Except as specified in Section 1.3, Buyer shall not assume or be liable for any of Seller's liabilities, obligations, or debts, known or unknown, contingent or absolute, accrued or otherwise, including, but not limited to, any (a) taxes,
(b) salaries, employee benefits, severance pay or termination benefits, (c) fines or penalties payable to any governmental authority, and (d) any liabilities pertaining to the Division's leased premises located at 1250 Ninth Street, Berkeley, California 94710, provided, however, that the Buyer shall enter into a sublease terminating on October 31, 1996, with respect to such premises substantially in the form of the sublease set out as Exhibit A hereto (the "Sublease").

         Notwithstanding the foregoing, the Buyer in its discretion from time to time may settle and pay outstanding obligations of the Seller if Buyer believes that such settlements and payments are reasonably necessary or advisable for a sale of Buyer's color printer products, provided that Buyer has given Seller at least 30 days' prior notice of any such settlement or payment. The Buyer may offset any such settlements or payments by it against its royalty obligations under Section 2.4. Any

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such settlements or payments shall not be construed as an assumption of any liabilities or obligations of Seller other than pursuant to Section 1.3.

2.       PURCHASE PRICE

         2.1 Purchase Price at the Closing. Buyer shall pay to Seller as the purchase price for the Assets (the "Purchase Price") an amount computed as follows:

         2.2 Inventory. The Seller shall pay for the Inventory the sum of $1,250,000 plus any amounts due under Sections 2.2(d).

                  (a) Count. The Buyer and Seller shall take a physical account of the Inventory on, or immediately prior to, the Closing Date, and shall agree as to all items composing the Inventory.

                  (b) Valuation. The Buyer and Seller shall value the Inventory using the following procedures:

                           (i) all Inventory shall be valued at its current replacement value, using the most recent price quotes or actual purchase prices from the relevant suppliers;

                           (ii) all Inventory which is obsolete shall be given no value;

                           (iii) if there is any Inventory (by part number) which is in excess of one year's supply but less than two year's supply, then all of such Inventory parts, in their entirety, shall be discounted by 20% off of their replacement value;

                           (iv) if there is any Inventory (by part number) which is in excess of two year's supply, then all of such Inventory parts, in their entirety, shall be discounted by 30% off of their replacement value;

                           (v) whether Inventory is in excess of one-year's supply or two year's supply shall be based on the Division's actual sales of such Inventory for the twelve months ended June 1996. All Inventory which has not been sold in the twelve months ended June 1996, shall be considered "obsolete" for purposes of this Section.

                  (c) Allocation. If the Inventory is valued at or in excess of $1,250,000, the $1,250,000 paid at Closing shall be deemed to include, first, all printers; secondly, all spare parts; and the remaining portion of the $1,250,000 shall be allocated to supplies.

                  (d) Remaining Unpaid Inventory. To the extent that the Inventory is valued in excess of $1,250,000 (the "Remaining Unpaid Inventory"), then such excess Inventory is nevertheless being sold and transferred to the Buyer, and Buyer shall pay Seller therefore, at its allocated value

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pursuant to Section 2.2(b) when and if Buyer sells such Remaining Unpaid
Inventory to third parties or consumes such Remaining Unpaid Inventory in production.

                  (e) Adjustment. If the Inventory is valued less than $1,250,000, then the Purchase Price paid at Closing shall be reduced by an amount equal to the difference between (i) the actual value of the Inventory calculated as set forth in Section 2.2(b) and (ii) $1,250,000.

                  (f) Orders at Closing. All outstanding orders for additional Inventory existing on the Closing Date shall be assigned to Buyer, provided that Buyer shall be provided the reasonable opportunity to review such orders and accept or reject such orders as reasonable for the Business, with supplies, spare parts and printers which can reasonably be expected to be sold within one to two months of delivery being deemed reasonable for the Business.

                  (g) Further Inspection. It is understood that Buyer shall not have had the full opportunity to review the quality of all of the Inventory, and shall have two weeks following the Closing Date to inspect and reject any and all Inventory on the basis of unacceptable quality. The Buyer shall be deemed to have accepted all Inventory which, by written notice to the Seller, it has not rejected on the basis of quality within such two-week period.

         2.3 Test Equipment and Furniture. The Buyer shall inspect all of the Buyer's test equipment and office furniture prior to Closing and shall select such equipment and furniture which it decides to purchase. The purchase price paid for such equipment and furniture shall be agreed to by the Buyer and Seller, but shall not be less than $40,000 nor more than $75,000, which amount is in addition to the amount being paid under Section 2.2. Schedule 1.1 shall be updated at Closing to reflect the test equipment and furniture being purchased by the Buyer.

         2.4      Royalties.

                  (a) Amount. The Buyer shall pay the Seller a royalty with respect to the Division's printers and supplies sold by Buyer after the Closing Date, as follows:

                           (i) $100.00 for each thermal color printer sold;

                           (ii) $200.00 for each sublimation printer sold;

                           (iii) 15% of all revenue received by the Buyer for all of the Division's supplies for the first $20,000,000 of such revenues, and 7% of such revenues in excess of $20,000,000.

For purposes of this Section, a Division printer and/or Division supplies shall mean those items sold under the Spectra*Star trademark with original General Parametric product line designations of Q\400, 200\G and DSx, and any future supplies designed to work with any Division printer described in this sentence. The Buyer shall not owe a royalty to Seller with respect to sales of printers or supplies other than as described in the preceding sentence. The Buyer shall not owe a royalty to Seller with respect to sales of printers or

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supplies other than as described in the preceding sentence. The Buyer shall not change the designation of any of the Inventory from the designation applied to such Inventory by the Seller except to be consistent with Buyer's product designations (such change shall not affect Buyer's royalty obligations hereunder).

                  (b) Reports and Payment. Buyer agrees to submit to Seller, within 30 days following the last day of each fiscal quarter, a quarterly report setting forth the sales of the Division printers, supplies and Remaining Unpaid Inventory during the previous quarter, together with payment of the royalties due thereon. The quarterly report shall include: a recital of all sales of products completed the previous quarter; the applicable royalty rate and a calculation of the royalties owned by Buyer to Seller as a result of such sales; the amount of Remaining Unpaid Inventory unsold and Remaining Unpaid Inventory sold or consumed during the previous quarter; and the allocated value of such Remaining Unpaid Inventory and a calculation of amounts owing to Seller pursuant to Section 2.2(d).

                  (c) Accurate and Complete Records. Buyer shall keep books and records relating to its sales of Division printers and supplies, including the information required in quarterly reports provided to Seller. Such books and records shall be accurate, complete and current, and sufficiently detailed to allow verification of the royalty calculations provided in the quarterly reports.

                  (d) Inspection. Seller shall have the right to inspect Buyer's books and records to verify information provided in Buyer's quarterly reports to Seller. Seller shall give Buyer at least ten (10) business days' notice of its desire to inspect such books and records. Such inspection shall be at Seller's expense. Such inspection shall relate only to the subject matter of the quarterly reports, shall be made during normal business hours of Buyer, and shall relate to a period of not greater than one year prior to the date of such inspection. Any of Buyer's accounting information not needed in a dispute between Buyer and Seller will be maintained in confidence and Buyer shall not be required to disclose any information confidential to its customers. Such inspections shall be made no more than twice each calendar year.

                  (e) Payment Discrepancy. A discrepancy in any report and payment revealed by inspection of Buyer's books and records shall be deemed material if it involves payment or adjustment of more than ten percent (10%) of reported royalties for any quarter, or more than five percent (5%) for any 12-month period. All discrepancies in royalty payments shall be paid upon discovery. If any such discrepancy is material, Buyer will also pay interest on the amount of such discrepancy at an interest rate equal to the then current prime rate plus 5%. Furthermore, if a material discrepancy is revealed, the cost of the audit will be borne by Buyer.

                  (f) Offset. Buyer may offset against any amount owed as royalty to Seller pursuant to this Section 2.4 any amount which Seller owes to Buyer under or pursuant to the Agreement, including without limitation the Buyer's fees under Section 3, provided that any such offset shall be so identified in reasonable detail. Any such offset shall not in and of itself give rise to a payment discrepancy for purposes of Subsection 2.4(e).

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                  (g) Contingent Guaranty. The Buyer hereby guarantees that, in addition to the Purchase Price and any other amounts paid at Closing, for the three year period immediately following the Closing Date that the royalties paid to Seller pursuant to Section 2.4 shall not be less than an aggregate of $2,000,000, provided, however, that this guarantee (and the payment of any amounts thereunder) is contingent upon (a) no cessation of supply from the vendors listed on Schedule 2.4(g) (other than a cessation of supply caused by actions or inactions of Buyer), and (b) no new competitor (other than Tektronix, Inc., or an affiliate of Buyer or any company so listed on Schedule 2.4(g)) that materially adversely affects Buyer's supply business entering the printer supplies market currently served by the Division during such three-year period. For purposes of this Section, a "competitor" would be any company or other entity providing supplies designed to work with the Division's thermal or sublimation printers, including paper, transparencies or ribbons, and the market is worldwide. If any such new competitor enters into such market in such three-year period, this guarantee shall be null and void.

3.       ACCOUNTS RECEIVABLE

         The Seller is not selling and the Buyer is not buying any of the Division's accounts receivable that arise out of the Business (the "Division's Receivables"). The Buyer, however, shall use its good faith efforts to collect the Division's Receivables for the benefit of Seller on the following terms and conditions:

                  (a) The Seller shall provide all documentation with respect to the Division's Receivables that it has in its possession and control. In addition, the Seller shall designate at least one individual who shall be available to negotiate and settle reasonable collection disputes, and collect and account for all of the Division Receivables. Such individual shall provide such cooperation to Buyer as Buyer reasonably requests, including without limitation providing payment information on a timely basis and such other information (such as products sold, services rendered, proof of delivery and costs incurred) as may be requested by Buyer.

                  (b) With respect to sales by the Buyer after the Closing Date to customers who owe part of the Division's Receivables, the Buyer shall either
(i) settle the Division's Receivables from such customer before completing sales of color printers or related supplies to such customer, or (ii) if such sales are made by Buyer to such customer, allocate the first revenue received from such customer to the Division's Receivables owed by that customer.

                  (c) Buyer shall use the same efforts towards collection of the Division's Receivables as it does with respect to collecting its own receivables.

                  (d) To the extent that any of the Division's Receivables are 90 days past due, Buyer may, in its discretion, turn such Division Receivables over to a collection agency on a contingent fee basis.

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                  (e) The Seller (through its representative designated pursuant to Section 3(a) above) shall provide a twice-weekly activity report with respect to collections received of the Division's Receivables. Buyer shall receive a fee of 3% of all of the Division's Receivables received by Seller after the Closing Date. The Buyer shall provide a quarterly summary to Seller in support of its statement of fees, which will be netted against the quarterly royalty payment due under Section 2.4.

                  (f) To the extent that any of the Division's Receivables are paid to Buyer, Buyer shall immediately remit such payments to Seller.

4.       TRANSFER AND ASSIGNMENT OF ASSETS; CLOSING

         4.1 Conveyance and Delivery. On the Closing Date, Seller shall deliver to Buyer a bill of sale and such other instruments of transfer, conveyance and assignment as shall be effective to vest in Buyer all of Seller's right, title and interest in and to the Assets, free and clear of all liens, encumbrances and claims. Simultaneously with such delivery, Seller shall take all steps necessary to put Buyer in actual possession of the Assets.

         4.2 Further Assurances. Seller shall from time to time at Buyer's request but without further consideration, execute and deliver, or cause to be executed and delivered, such instruments of transfer, conveyance and assignment in addition to those delivered pursuant to Section 4.1 hereof, and take such other action as Buyer may require, more effectively to transfer, convey and assign to and vest in Buyer and to put Buyer in possession of, any of the Assets as are reasonably necessary to carry out the provisions and intent of this Agreement.

         4.3 Closing. The closing of the purchase and sale of the Assets under this Agreement (the "Closing") shall take place at the offices of the Seller in Berkeley, California, on July 16, 1996 or at such other date and place as the parties agree (the "Closing Date").

5.       TAXES

         Buyer shall promptly file all necessary sales tax returns and pay all sales taxes due with respect to the purchase of the Assets following the Closing Date. All personal property taxes with respect to the Assets shall be prorated between the Seller and the Buyer by reference to the year in which such taxes are levied. The Buyer and the Seller shall timely and properly file Internal Revenue Service Form 8594 based on an allocation of the Purchase Price delivered by the Buyer at the Closing.

6.       SELLER'S REPRESENTATIONS AND WARRANTIES

         Seller represents and warrants to Buyer as follows:

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         6.1 Organization and Good Standing Authorization. Seller is a
corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has taken all corporate action necessary to authorize its execution, delivery and performance of this Agreement. This Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms. Seller has all necessary power to execute, deliver and perform this Agreement. Except as indicated on Schedule 1.3, no consent or approval by any person or public authority is required in connection with Seller's execution and delivery of, or performance under, this Agreement.

         6.2 Compliance. Seller's execution, delivery or performance of this Agreement shall not violate the provisions of (a) Seller's Articles of Incorporation or Bylaws, (b) any note, agreement or other instrument to which Seller is a party or by which the Assets are bound, or (c) any federal, state or local law applicable to Seller.

         6.3 Financial Statements. Seller has heretofore delivered to Buyer its balance sheets and consolidated statements of income, stockholders' equity and changes in financial position for Seller as at and for the fiscal year ended October 31, 1995, and an unaudited balance sheet and statements of income as at March 31, 1996, and for the five months then ended. Said financial statements
(i) are in accordance with the books and records of Seller, (ii) set forth completely and fairly the financial condition and statement of income of Seller as at and for the periods therein specified, (iii) are prepared in accordance with generally accepted accounting principles applied on a consistent basis, and
(iv) contain and reflect all necessary adjustments for a fair presentation of the statement of income and financial condition for the periods covered by said financial statements.

         6.4 Title. Seller has good and marketable title to the Assets, free and clear of all liens, charges and encumbrances, except for liens for current taxes that are not yet due and payable. Schedule 1.1 contains a complete and correct list of the Assets. Since March 31, 1996, Seller has not, except in the ordinary and usual course of business (a) disposed of any of the Assets, or (b) entered or committed to entering into any other agreement relating to the Assets.

         6.5 Condition of Assets. The Assets are adequate to the conduct of the Business of the Division as such Business is presently being conducted. The Assets are now and on the Closing Date will be in good operating condition and repair, free of any known defects, except such minor defects as do not and will not substantially interfere with the continued use thereof in the conduct of normal operation. Without limiting the foregoing, the inventories of the Division shown on the Seller's balance sheet as at March 31, 1996, consist, and the inventories thereafter acquired prior to the Closing Date will consist, of items of a quality and quantity usable or salable in the normal course of the Division's business and, if salable, are salable at values at least equal to the replacement value amounts thereof; and the value of all items of obsolete materials and of materials of below standard quality has been written down to realizable marketable value or adequate reserves provided therefore.

         6.6 Contracts. Schedule 1.3 contains a complete and accurate list of all material contracts, oral or written, to which the Seller is a party which relate to the Business, including, without limitation, all supplier agreements, software and other licenses, product purchase agreements, reseller

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agreements, service agreements and distributorship agreements, and correctly identifies each such contract for which a consent is required for the assignment thereof to Buyer. All such contracts are valid, in full force and effect, the Seller has performed all material obligations imposed upon it thereunder required to be performed by it on or before the Closing Date, and there are not, under any of such contracts, any defaults or events of default on the part of the Seller or, to the Seller's knowledge, any other party thereto, which would materially adversely affect the Business or the Assets or which could reasonably be expected to materially adversely affect the prospects of the Business or the Assets. The Seller has not received notice, nor is the Seller otherwise aware, that any party to any such contract intends to cancel, terminate or refuse to renew such contract or to exercise or decline to exercise any option or right thereunder.

         6.7 Taxes. Seller has paid all taxes, assessments, fees, imposts, levies and other charges, including without limitation interest and penalties, upon the Assets, other than those not yet delinquent, and have filed all required returns and reports with the appropriate government agencies.

         6.8 Litigation. There are no pending or threatened actions, disputes, claims, proceedings, suits, appeals or investigations (a) involving the Business or the Assets, (b) questioning the validity of this Agreement or any action under this Agreement, or (c) that could reasonably be expected to result in a judgment or injunction in an amount that would have a material adverse effect on the Business or the Assets.

         6.9 Disclosure. Neither this Agreement nor any schedule or certificate furnished to Buyer by or on behalf of Seller in connection with this Agreement, when considered together, contains any untrue statement of a material fact. Seller has not omitted to state a material fact known by it to be necessary to be stated in order to make the statements contained in this Agreement and such schedules or certificates, in light of the circumstances in which they were made, not materially misleading.

         6.10 Brokers. No finder, broker, agent or other intermediary has acted for or on behalf of Seller in connection with the purchase and sale of the Assets or incurred any liability for any commission, brokerage or investment banking fee or finder's fee in connection with the purchase and sale of the Assets.

7.       BUYER'S REPRESENTATIONS AND WARRANTIES

         Buyer represents and warrants to Seller as follows:

         7.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Buyer possesses the corporate power to enter into this Agreement and any documents required under this Agreement and to comply with its or their terms.

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         7.2 Authorization. Buyer has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and any documents required under this Agreement. This Agreement and any documents required under this Agreement are valid and binding obligations of Buyer enforceable in accordance with their terms. No other consent or approval by any person or public authority is required in connection with Buyer's execution and delivery of, or performance under, this Agreement or any of the documents required by this Agreement.

         7.3 Compliance. Buyer's execution, delivery and performance of this Agreement or any of the documents required under this Agreement shall not violate the provisions of (a) Buyer's Articles of Incorporation or Bylaws, (b) any note, agreement or other instrument to which Buyer is a party, or (c) any federal, state or local law applicable to Buyer or the Assets.

         7.4 Brokers. Neither Buyer nor any officer or director of Buyer, nor any employee of Buyer, has employed any broker, finder or investment banker or incurred any liability for any commission, brokerage or investment banking fee or finder's fee in connection with the purchase and sale of the Assets.

         7.5 Disclosure. Neither this Agreement nor any document furnished to Seller by or on behalf of Buyer in connection with this Agreement, when considered together, contains any untrue statement of a material fact. Buyer has not omitted to state a material fact known by it to be necessary to be stated in order to make the statements contained in this Agreement and such documents, in light of the circumstances in which they were made, not materially misleading.

8.       COVENANTS AND OTHER AGREEMENTS

         8.1 Contractual Consents. Seller shall undertake to obtain promptly all consents required for the assignment of the contracts, licenses and agreements described on Schedule 1.3, and shall obtain such consents with no changes in the terms of such contracts or any additional costs, penalties or interruption suffered by or imposed on Buyer. Upon the assignment at Closing of such contracts, the Seller shall not purchase or sell, or knowingly allow any other person to purchase or sell, any color printer products and supplies covered by such contracts.

         8.2 Government Consents. Promptly upon the execution of this Agreement, Buyer and Seller shall proceed to prepare and file with the appropriate governmental authorities any requests for approval or waiver, if any, that are required in connection with the purchase and sale of the Assets. The parties shall diligently and expeditiously pursue and cooperate fully in the pursuit of any such requests for approval or waiver and all proceedings necessary to secure such approvals and waivers.

         8.3 Conduct of Business. Except as otherwise permitted by this Agreement or with the prior written consent of Buyer, prior to the Closing, Seller shall use its good faith, commercially reasonable efforts to:

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                  (a) Operate the Business as presently operated and only in the ordinary course and consistent with past practices;

                  (b) Advise Buyer in writing of any litigation or administrative proceeding that challenges or otherwise materially affects this Agreement, and of any material adverse change or any event, occurrence or circumstance which may cause a material adverse change in the Assets or the Business;

                  (c) Preserve its existing business and its relationships with employees, customers, suppliers, and others;

                  (d) Obtain any consents required of third-parties on terms and conditions not materially less favorable than those in effect on the date of this Agreement;

                  (e) Maintain all of the tangible Assets in their current condition, reasonable wear and tear excepted, consistent with past practices, and take all steps reasonably necessary to maintain the intangible Assets;

                  (f) Not cancel or change any policy of insurance or fidelity bond relating to the Assets or the Business, unless such cancellation or change is effective only on or after the Closing Date;

                  (g) Maintain supplies, consistent with past practices, of all inventories, spare parts, office supplies and other expendable items included in Assets and keep Buyer informed with respect to all orders of additional Inventory;

                  (h) Pay all bills relating to the Business or the Assets when due;

                  (i) Maintain the Business's books and records in accordance with past practices;

                  (j) Pay when due all taxes, assessments, governmental charges and levies imposed upon the Business or the Assets; and

                  (k) Comply with all laws, rules and regulations applicable to the Business.

         8.4 Damage to Business. Seller shall notify Buyer in writing immediately upon the occurrence of any material loss or damage to the Business premises or any of the Assets prior to the Closing. If such loss or damage cannot be substantially repaired, replaced or restored within 30 days of such event, Buyer may, by written notice to Seller within five days after receipt of Seller's notice, postpone the Closing until the damage has been substantially repaired, replaced or restored.

         8.5 Post-Closing Warranty Obligations. Buyer hereby agrees with Seller that Buyer will perform Seller's warranty obligations with respect to the Division's products sold in the ordinary

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conduct of the Business prior to the Closing Date, provided that with respect to the performance thereof Seller shall reimburse Buyer at the rate of $75 per hour of service, and all costs of materials and third-party expenses related to Seller's warranty obligations; provided further that for each service call, Seller's obligation to Buyer under this Section 8.5 shall be limited to $150.00 plus cost of materials and third party expenses. Within ten days following the end of each month, Buyer shall deliver an accounting with respect to the performance of its obligations under this Section and Seller shall reimburse Buyer within ten days thereafter.

         8.6 Post-Closing Service Obligations. Buyer hereby agrees with Seller that Buyer will perform Seller's service obligations with respect to its existing service contracts provided that, at Closing, Seller shall pay to Buyer a prorated portion of the service fees received by Buyer based upon the service obligation remaining to be performed from and after the Closing Date.

         8.7 Employees. Buyer may make such offers of employment under Buyer's policies for new hires to as few or as many of Division employees as Buyer in its sole discretion so decides. Unless and until an employee accepts such an offer and commences employment with Buyer on or after the Closing Date, Buyer shall have no responsibility or liability for any of Seller's employees. The Seller shall have sole responsibility for compliance with, and shall assume all liabilities and obligations resulting from any noncompliance with, the requirements of any state, federal or local requirements with respect to any termination of employment with Seller, including compliance with the continuation coverage requirements applicable to group health plans under Code
Section 4980B

         8.8 Access to Shared Information. Seller will make available to Buyer all information relating to the Assets which also relates to the Excluded Assets and which is contained in systems, records and reports that are not being transferred by Seller to Buyer. The Seller shall make such items available to Buyer during normal business hours upon reasonable advance notice from the Buyer, and shall not destroy any such records or reports without at least 60 days advance notice to Buyer.

         8.9 Conduct of the Business After the Closing. The Buyer agrees to use its good faith, commercially reasonable efforts to continue to market and sell the product lines being acquired hereunder.

9.       BUYER'S CONDITIONS TO CLOSING

         Buyer's obligation to close shall be subject to the satisfaction of the following conditions, in form and substance satisfactory to Buyer, at or prior to Closing:

         9.1 Representations and Warranties. Seller's representations and warranties contained in this Agreement shall be true and correct on and as of the Closing Date in all material respects. Seller shall provide Buyer at Closing with a statement signed by Seller certifying that such is the case.

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
         9.2 Permits and Licenses. Buyer shall have obtained any governmental permits, authorizations, consents and approvals required in regard to Buyer's purchase of the Assets and operation of the Business in the Business Premises.

         9.3 Due Diligence. Buyer shall have completed its due diligence investigations and shall have been satisfied with the results.

         9.4 Adverse Proceedings. No litigation, investigation or proceeding shall have been instituted or threatened which would materially adversely affect the ability of the parties to comply with the provisions of this Agreement.

         9.5 No Adverse Change. There shall not have been any material adverse change in the Assets or the operations or financial condition of the Business since the date of this Agreement.

         9.6 Bill of Sale. Seller shall have executed and delivered to Buyer a Bill of Sale, in substantially the form attached as Exhibit B, conveying and transferring the Assets.

         9.7 Consents. The consents to the assignments of the contracts, licenses and instruments described on Schedule 1.3 shall have been obtained.

         9.8 Sublease. Buyer and Seller shall have executed and delivered the Sublease and the lessor under the principal lease shall have consented to such Sublease.

10.      SELLER'S CONDITIONS TO CLOSING

         Seller's obligation to close shall be subject to the fulfillment, at or prior to Closing, in form and substance satisfactory to Seller, of the following conditions:

         10.1 Representations and Warranties. Buyer's representations and warranties contained in this Agreement shall be true and correct on the Closing Date in all material respects. Buyer shall provide Seller at Closing with a statement signed by Buyer, certifying that such is the case.

         10.2 Adverse Proceedings. No litigation, investigation or proceeding shall have been instituted or threatened which would materially adversely affect the ability of the parties to comply with the provisions of this Agreement.

         10.3 Sublease. Buyer and Seller shall have executed and delivered the Sublease, and the lessor under the principal lease shall have consented to such Sublease.

         10.4 Check. The Buyer shall deliver a certified or bank check to the Seller in the amount of $1,250,000 plus the amounts determined pursuant to Sections 2.2(d) and 2.3, less the fees due Buyer pursuant to Section 8.6.

11.      NONCOMPETITION

         11.1 Noncompetition. During the period ending ten years from the Closing Date, and in North America, Europe and Asia, neither the Seller nor any parent or subsidiary of, or other company under common control with, Seller shall in any way, by action or inaction, directly or indirectly, for itself or for the benefit of any other person, own, manage, operate, join, control or participate in the ownership, management, operation or control of, consult with or perform services for, or be connected in any manner with, any person which competes with the Buyer in the design, manufacture, marketing, distribution or sale of color printers and parts, supplies and service related thereto or agree to do any of the foregoing. For purposes of this Section 11, a person which "competes" with the Buyer shall include any entity which, directly or indirectly, derives benefit from the design, manufacture, marketing, distribution or sale of color printers and related products. Without limiting the generality of the foregoing, the Seller shall be deemed to be related to or connected with a person which competes with the Buyer if, among other things, such person is (a) a partnership in which the Seller is a general or limited partner, (b) a corporation or association of which the Seller is a shareholder or for which a director or officer of the Seller is an officer, employee or director, or (c) a partnership, corporation or association for which the Seller is a consultant or agent.

         11.2 Reasonable Scope. The Seller confirms and expressly agrees that the time period and geographical area of the covenant is reasonable and acceptable, and the Seller acknowledges that the covenant is an important part of the Buyer's willingness to execute and perform the Agreement and that the Buyer would be harmed by the Seller's direct or indirect violation thereof.

         11.3 Specific Performance. The Seller and the Buyer acknowledge that it may be impossible to measure in money the damages that the Purchaser shall incur as a result of the Seller's violation of any provision in this Section 11. Consequently, in any action specifically to enforce any provision in this Agreement, the Seller hereby waives any claim or defense therein that an adequate remedy at law or in damages exists. The Seller further agrees that the Buyer shall be entitled to injunctive relief, specific performance or other equitable relief to prevent violation of any provision in this Agreement, including the foregoing covenant.

         11.4 Reformation. It is the intention of the parties hereto that in the event any of the covenants contained in this Section 11 shall be construed by any court as being in any respect illegal or against public policy, any such covenant or portion thereof shall not fail in its entirety, but shall continue in force and effect for the term hereof to whatever extent may be necessary to protect the interests of the Buyer and its respective successors and assigns within the permissible limits of legality and public policy.

12.      TERMINATION

         12.1 Right to Terminate. Either party may terminate this Agreement if
(a) the other party has materially breached any of its obligations under this Agreement, or (b) the Closing has not occurred on or before July 31, 1996, unless such party's failure to fulfill or perform any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

         12.2 Effect of Termination. If this Agreement is terminated under this Section, the parties shall be released from all liabilities, obligations or damages arising under this Agreement, other than pursuant to the confidentiality obligations set forth in Section 14.

13.      INDEMNIFICATION

         13.1 Indemnification by Seller. Seller shall indemnify Buyer and hold it harmless from and against all losses, costs, expenses, damages or liabilities, including reasonable attorney fees ("Damages"), incurred by Buyer by reason of or arising out of or in connection with (a) any breach or inaccuracy of any of the representations or warranties made by Seller in this Agreement, or in any schedule or certificate delivered by Seller under this Agreement, (b) Seller's failure to fulfill any covenant or other agreement imposed on it under this Agreement, or in any agreement delivered pursuant to this Agreement; or (c) the operation of the Business before Closing (other than liabilities expressly assumed by Buyer pursuant to Section 1.3).

         13.2 Indemnification by Buyer. Buyer shall indemnify Seller and hold it harmless from and against all Damages incurred by Seller by reason of or arising out of or in connection with (a) any breach or inaccuracy of any representation or warranty of Buyer made in this Agreement or in any schedule or certificate delivered by Buyer under this Agreement, (b) any failure by Buyer to fulfill any covenant or other agreement imposed on Buyer under this Agreement or in any agreement delivered pursuant to this Agreement, (c) the operation of the Business after Closing and (d) the liabilities assumed by Buyer pursuant to
Section 1.3.

14.      CONFIDENTIALITY

         14.1 Before Closing. Before Closing, neither party shall (a) disclose to any person any information concerning the other party obtained under this Agreement, except in confidence to its employees, legal counsel, financial advisers, bankers, or independent public accountants who, in that party's reasonable determination, have a need to know such information, or (b) issue or approve a news release or other announcement concerning the purchase and sale of the Assets without the other's prior consent.

         14.2 After Closing. After Closing, each party shall continue to hold such information in confidence, except that Buyer may disclose such information as Buyer reasonably determines is necessary in order to run a successful business in the Business premises. The Buyer and Seller shall jointly agree to the text of any press release.

         14.3 Termination Before Closing. If this Agreement is terminated prior to the Closing, each party shall hold such information in confidence at all times after the termination date and shall immediately return all written information to the other party.

         14.4 Exceptions. This Section shall not apply to information that is or was (a) publicly available from another source, (b) known by the receiving party at the time of its receipt under this Agreement, (c) received from a third party without breach of this Agreement, (d) required by securities or other law, rule or regulation, or by court order to be disclosed, or (e) disclosed after obtaining the written consent of the other party.

15.      OTHER PROVISIONS

         15.1 Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. No party may voluntarily or involuntarily assign that party's interest in this Agreement or any documents or instruments related to this Agreement without the prior written consent of the other parties.

         15.2 Fees and Expenses. Each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement and of any documents required by this Agreement, except as provided in Section 15.8.

         15.3 Amendment; Waiver. The parties may amend or modify this Agreement only in writing signed by both parties. Any waiver of any term or condition of this Agreement or any breach of this Agreement shall not operate as a waiver of any other such term, condition or breach. No failure to enforce any provision of this Agreement shall operate as a waiver of such provision or of any other provision of this Agreement.

         15.4 Survival of Representations. All representations, warranties and covenants of the parties contained in this Agreement shall survive Closing for a period of two years.

         15.5 Governing Law. This Agreement shall be construed and governed by the laws of the State of Washington. The parties consent to the exclusive jurisdiction of and venue in any competent federal or state court located in King County, Washington.

         15.6 Notices. All notices, requests, demands, and other communications given under this Agreement shall be deemed given on the date personally delivered, or, if mailed by certified or registered mail with postage prepaid, on the date of the return receipt, if delivered to the following addresses or to such other addresses as the parties designate in writing:

         SELLER: Metal Management, Inc.
                      101 West Grand, Suite 200
                      Chicago, IL 60610
                      Attention: Gerald Jacobs

                      With copies to:
                      Wilson, Sonsini, Goodrich & Rosati, P.C.
                      650 Page Mill Road
                      Palo Alto, CA 94304-1050
                      Attention: Robert T. Clarkson

         BUYER:       Mannesmann Tally Corporation
                      8301 S. 180th
                      Kent, Washington  98032
                      Attention:  President

                      With copies to:
                      Stoel Rives LLP
                      600 University Street,
                      One Union Square, Suite 3600
                      Seattle, Washington 98101-3197
                      Attention:  Kenneth W. Johnson

         15.7 Equitable Relief; Time. The Assets and the parties' rights under this Agreement are unique, and money damages alone for breach of this Agreement would be inadequate. Therefore, a party may sue for legal or equitable relief, including specific performance, injunctive relief or other equitable remedy if the other party breaches this Agreement. Time and strict performance are of the essence in this Agreement.

         15.8 Attorney Fees. The prevailing party in any litigation relating to this Agreement shall be entitled to reimbursement of its costs and reasonable attorney fees from the non-prevailing party, including all such costs incurred in any appeal of such action.

         15.9 Assurances. Seller and Buyer shall execute such further documents and instruments, requested by either party, as may be necessary or reasonably desirable to consummate the transaction contemplated by this Agreement or any part thereof.

         15.10 Severability. If any provision of this Agreement shall be held to be invalid or unenforceable under present or future law in whole or in part by any court of any jurisdiction, such provisions shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or unenforceability of such provisions in any other jurisdiction. Such invalid or unenforceable provision shall be replaced as to such jurisdiction by a provision that comes closest to the business objective intended by such invalid or unenforceable provision without being invalid or unenforceable itself.

         15.11 Entire Agreement. This Agreement and the attached Schedules and Exhibits contain the entire agreement of the parties and supersede any and all prior agreements, arrangements and understandings in regard to the Assets. The parties agree that the Schedules and Exhibits shall be completed and mutually agreed to by the Closing.

         15.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Executed and delivered as of the date first written above.

                                       SELLER:

                                       METAL MANAGEMENT, INC.,
                                       a Delaware corporation

                                       By: ___________________________
                                                 Its:

                                       BUYER:

                                       Mannesmann Tally Corporation,
                                       a New York corporation

                                       By: ___________________________
                                                 Its:

                                    EXHIBIT A

                                    Sublease

                                    EXHIBIT B

                                  Bill of Sale

                                  SCHEDULE 1.1

                                     Assets

                                  SCHEDULE 1.2

                              Other Excluded Assets

                                  SCHEDULE 1.3

                               Contracts, Licenses

                                 SCHEDULE 2.4(g)

                               List of Competitors

                                      -24-